Exhibit 99.5

EXECUTION VERSION

CERTAIN IDENTIFIED CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT, MARKED BY [***] HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL, IN COMPLIANCE WITH REGULATION S-K ITEM 601(B)(10).

BUSINESS AND ASSET TRANSFER AGREEMENT

by and among

Quotient Limited,

Quotient Holdings Newco, LP

and

Quotient Holdings Finance Company Limited

Dated as of February 16, 2023

TABLE OF CONTENTS

1.	INTERPRETATION	1
2.	CONDITIONS PRECEDENTS	6
3.	TERMINATION	8
4.	AGREEMENT TO SELL AND PURCHASE	9
5.	ASSUMED LIABILITIES	9
6.	EXCLUDED ASSETS AND LIABILITIES	9
7.	PURCHASE PRICE	10
8.	CLOSING	10
9.	WARRANTIES	11
10.	PASSING OF TITLE AND THIRD PARTY CONSENTS	14
11.	TAXES	15
12.	OTHER AGREEMENTS	16
13.	SURVIVAL	17
14.	FURTHER ASSURANCE	17
15.	ASSIGNMENT	17
16.	ENTIRE AGREEMENT	17
17.	VARIATION AND WAIVER	18
18.	NOTICES	18
19.	SEVERANCE	19
20.	COUNTERPARTS	19
21.	GOVERNING LAW AND JURISDICTION	19

Exhibit A - Subsidiary Securities
Exhibit B - Knowledge Persons

i

THIS AGREEMENT (this “Agreement”) is made on the 16th day of February 2023 (the “Execution Date”)

BY AND AMONG

(1)	Quotient Limited (the “Seller”), a public limited liability no par value company formed under the laws of Jersey, Channel Islands;

(2)	Quotient Holdings Newco, LP, a Delaware limited partnership (“Newco”); and

(3)	Quotient Holdings Finance Company Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Buyer”).

RECITALS

(A)

On January 10, 2023, the Seller filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the “Bankruptcy Code”) before the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) (the “Chapter 11 Case”).

(B)	The Buyer is a wholly owned Subsidiary of Newco.

(C)	The Seller owns certain equity interests in its Subsidiaries (“Subsidiary Securities”) as set forth on Exhibit A.

(D)

The Seller desires to sell to the Buyer and the Buyer desires to purchase from the Seller, certain assets of the Seller (including the Subsidiary Securities), and in consideration therefor (i) the Buyer desires to assume from the Seller, and the Seller desires to assign to the Buyer, certain obligations and liabilities relating to such assets, and (ii) the Buyer desires to issue to the Seller and the Seller desires to purchase from the Buyer, certain New Senior Secured Notes and ordinary shares in the capital of the Buyer (“Buyer Securities”), all upon the terms and subject to the conditions contained herein.

(E)

Following the transactions described in clause (D) above, Newco desires to forgive certain debt securities in respect of Seller and to receive from Seller in respect thereof all Buyer Securities received hereunder (the “Seller Distribution”) pursuant to the MTA (as hereinafter defined).

(F)	Immediately thereafter, Newco desires to distribute such New Senior Secured Notes to prior holders of those Old Senior Secured Notes (the “Newco Distribution”).

IT IS HEREBY AGREED

1.	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this Agreement.

“Acquired Assets”	has the meaning given in Clause 4.1.

“Affiliate”	in relation to a person, means any other person directly or indirectly controlling, controlled by or under common control with, such person, where ‘control’ when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, right to appoint directors holding a majority of voting rights or otherwise.

“Agreement”	has the meaning given in the introductory paragraph.

“Assumed Liabilities”	has the meaning given in Clause 5.1.

“Assumption Agreement”	an Assignment and Assumption Agreement in customary form reasonably acceptable to the Buyer and the Seller.

“Bankruptcy Code”	has the meaning given in the recitals.

“Bankruptcy Court”	has the meaning given in the recitals.

“Bankruptcy Period”	has the meaning given in Clause 21.1.

“Bill of Sale”	a Bill of Sale in customary form reasonably acceptable to the Buyer and the Seller.

“Business Day”	any day of the year on which national banking institutions in New York, New York and Jersey are open to the public for conducting business.

“Chapter 11 Case”	has the meaning given in the recitals.

“Claim”	a “claim” as defined in section 101(5) of the Bankruptcy Code.

“Closing”	has the meaning given in Clause 8.1.

“Closing Date”	has the meaning given in Clause 8.1.

“Code”	the Internal Revenue Code of 1986, as amended.

“Conditions”	the conditions to Closing set out in Clauses 2.1 and 2.3.

“Confirmation Order”	has the meaning given in Clause 12.2.

“Contract”	any legally binding agreement, contract, obligation, promise, undertaking, lease, sublease, purchase order, arrangement, license, commitment, insurance policy or other binding arrangement or understanding (in each case whether written or oral), and any amendments, modifications or supplements thereto.

“Encumbrance”	any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien, lease or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, affecting any Acquired Assets, including any binding written or oral agreement to give or grant any of the foregoing, any conditional sale or other title retention agreement, and the filing of or agreement to give any financing statement with respect to any assets or property under the Uniform Commercial Code or comparable law of any jurisdiction.

“Execution Date”	has the meaning given in the introductory paragraph.

“Excluded Assets”	has the meaning given in Clause 6.1.

“Excluded Liabilities”	has the meaning given in Clause 6.2.

“Finance Co Equity”	newly issued ordinary shares in the capital of the Buyer.

“Governmental Authority”	any United States federal, state or local or any foreign government, multi-national organization, quasi-governmental authority, or other similar recognized governmental authority or regulatory or administrative authority, agency or commission or any court, tribunal or judicial body having jurisdiction.

“Governmental Authorization”	any approval, consent, license, permit, waiver or other authorization issued, granted or otherwise made available by or under the authority of any Governmental Authority.

“Greensill Claims”	all Claims and legal remedies, regardless of nature, arising out of, in connection with or otherwise related to the Greensill Investment.

“Greensill Investment”	all shares of capital stock or other equity interests of Credit Suisse Virtuoso SICAV-SIF (directly or indirectly) owned by or issued to the Seller.

“Seller”	has the meaning given in the introductory paragraph.

“Knowledge”	with respect to any matter in question, in the case of the Seller, the actual knowledge, after due inquiry, of any of the individuals listed on Exhibit B.

“Legal Requirement”	any federal, state, provincial, local, municipal, foreign, international, or multinational law (statutory, common or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation or Order enacted, adopted, promulgated, issued or applied by any Governmental Authority or other similar authority.

“Liability”	any debt, loss, liability, commitment, claim, Encumbrance, Order, undertaking, damage, expense, tax, fine, penalty, cost, royalty or obligation of any kind or nature whatsoever (whether known or unknown, direct or indirect, matured or unmatured, absolute or contingent, currently existing or hereinafter arising, accrued or unaccrued, asserted or unasserted, ascertained or ascertainable, disputed or undisputed, secured or unsecured, joint or several, vested or unvested, liquidated or unliquidated, or due or to become due, and however arising).

“MTA”	the Master Transaction Agreement, dated as of the Closing Date, by and among, Seller, Newco, Buyer, Quotient Holdings GP, LLC, and the other parties thereto.

“Omnibus Transaction Agreement”	the Omnibus Transaction Agreement, dated as of January 9, 2023, by and between the parties thereto.

“Ortho Subscription Agreement”	the Subscription Agreement dated as of January 29, 2015, between the Seller and Ortho-Clinical Diagnostics Finco S.à r.l.

“Outside Date”	March 3, 2023, or such later time and date as may be agreed in writing by the Buyer and the Seller.

“Newco”	has the meaning given in the introductory paragraph.

“Newco Distribution”	has the meaning given in the recitals.

“New SSN Indenture”	the Indenture, dated as of the Closing Date, between the Buyer, as issuer, the guarantors party thereto as of the Closing Date, any guarantor that thereafter becomes a party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

“New Senior Secured Notes”	12% senior secured notes issued by the Buyer under the New SSN Indenture.

“Old Senior Secured Notes”	senior secured notes issued under that certain Indenture, dated as of October 14, 2016 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among the Seller as issuer, the guarantors party thereto, and U.S. Bank Trust Company, National Association

“Order”	any award, writ, injunction, judgment, order, ruling, decision, subpoena, mandate, precept, command, directive, consent, approval, decree or similar determination or finding entered, issued, made or rendered by any Governmental Authority or an arbitrator, mediator or other judicially sanctioned person or body.

“Ordinary Course of Business”	with respect to any person, the ordinary and usual course of normal day-to-day operations of such person and its business, consistent with its past practice, considering the commencement of the Chapter 11 Case and related restructuring transactions.

“Party” or “Parties”	individually or collectively, as applicable, the Buyer, Newco and the Seller.

“Permitted Encumbrances”	(i) Encumbrances permitted by the Confirmation Order; and (ii) Encumbrances created pursuant to any Contracts of the Seller.

“Proceeding”	any action, petition, plea, charge, claim, demand, inquiry, complaint, grievance, summons, mediation, proceeding, prosecution, contest, inquest, examination, arbitration, audit, hearing, investigation, litigation, suit or similar matter (whether, in each case, civil, criminal, administrative, investigative or appellate) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Purchase Price”	has the meaning given in Clause 7.1.

“Seller Distribution”	has the meaning given in the recitals.

“Subsidiary”	any entity with respect to which a specified person (or a Subsidiary thereof) has the power, through the ownership of securities or otherwise, to elect a majority of the directors or similar managing body.

“Subsidiary Securities”	has the meaning given in the recitals.

“Tax” or “Taxes”	all taxes and similar charges, fees, duties, levies or other assessments (including income, gross receipts, net proceeds, ad valorem, withholding, turnover, real or personal property (tangible and intangible), occupation, customs, import and export, sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, conveyance fees, registration, recording, fuel, profit, excess profits, occupational, interest equalization, windfall profits, severance, payroll, unemployment and social security or other taxes or fees) that are imposed by any Governmental Authority, in each case including any interest, penalties or additions to tax attributable thereto (or attributable to the non-payment thereof).

“Tax Return”	any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, imposition or collection of any Tax or the administration of any Legal Requirements or administrative requirements relating to any Tax.

“Transaction Documents”	this Agreement, the Assumption Agreement, the Bill of Sale and any other agreements, instruments or documents entered into on the Closing Date pursuant to this Agreement.

“Transfer Consent”	has the meaning given in Clause 10.1.

“Transfer Taxes”	has the meaning given in Clause 11.3.

“TSA”	the Transaction Support Agreement, dated as of December 5, 2022, (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time) by and between the parties thereto.

1.2	References to clauses are to the clauses of this Agreement.

1.3	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.4	Clause and paragraph headings shall not affect the interpretation of this Agreement.

1.5	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.6	The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

1.7	References to “days” shall mean calendar days unless Business Days are expressly specified.

1.8	A reference to writing or written includes email (unless otherwise expressly provided in this Agreement).

1.9

Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.10	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.11	Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

1.12

This Agreement shall be binding on, and enure to the benefit of, the Parties to this Agreement and their respective successors and permitted assigns, and references to any Party shall include that Party’s successors and permitted assigns.

2.	CONDITIONS PRECEDENTS

2.1

The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to fulfilment, at or prior to the Closing, of each of the following conditions, any one or more of which may be waived by the Buyer in writing, in its sole and absolute discretion, in each case before the Outside Date:

(a)

No Governmental Authority shall have enacted, issued, promulgated, decreed, enforced or entered any Order which is in effect and has the effect of making any of the transactions contemplated by this Agreement illegal, or otherwise enjoining, restraining, prohibiting or staying (or delaying beyond the Outside Date) the consummation of or imposing material modifications on the transactions contemplated hereby, nor shall any Proceeding brought by any Governmental Authority seeking any of the foregoing be pending or threatened in writing; nor shall there be any Legal Requirement promulgated, enacted, entered, enforced or deemed applicable to any of the Parties which makes the consummation of the transactions contemplated by this Agreement illegal, void or rescinded.

(b)

Each of the representations and warranties of the Seller set forth in Clause 9.1 shall be true and correct in all respects, on and as of the Closing Date, as if made on and as of the Closing Date (except that for those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects) and the Buyer shall have received a certificate of the Seller to such effect signed by a duly authorized officer of Seller.

(c)

The covenants and agreements that the Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects and the Buyer shall have received a certificate of the Seller to such effect signed by a duly authorized officer of Seller.

(d)	Each of the deliveries required to be made by the Seller pursuant to Clause 8.3 shall have been so delivered.

2.2

Notwithstanding anything to the contrary herein, the Buyer may not rely on the failure of any condition set forth in Clause 2.1 to be satisfied to excuse it from its obligation to effect the transactions contemplated hereby if such failure was primarily caused by the Buyer’s breach of this Agreement.

2.3

The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to fulfilment, at or prior to the Closing, of each of the following conditions, any one or more of which may be waived by the Seller in writing, in its sole and absolute discretion, in each case before the Outside Date:

(a)

The representations and warranties of the Buyer set forth in Clause 9.2 of this Agreement shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which are confined to a specified date shall speak only as of such date) and the Seller shall have received a certificate of the Buyer to such effect signed by a duly authorized officer or authorized person of the Buyer.

(b)

The covenants and agreements that the Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects, and the Seller shall have received a certificate of the Buyer to such effect signed by a duly authorized officer or authorized person of the Buyer.

(c)	Each of the deliveries required to be made by the Buyer pursuant to Clause 8.2 shall have been so delivered.

2.4

Notwithstanding anything to the contrary herein, the Seller may not rely on the failure of any condition set forth in Clause 2.3 to be satisfied to excuse it from its obligation to effect the transactions contemplated hereby if such failure was primarily caused by the Seller’s breach of this Agreement.

3.	TERMINATION

3.1	This Agreement may be terminated at any time prior to the Closing only as follows:

(a)	by mutual written consent of the Seller and the Buyer;

(b)	by written notice from either the Seller or the Buyer to the other:

(i)

if a Governmental Authority issues a final, non-appealable ruling or Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated hereby where such ruling or Order was not requested, encouraged or supported by the Party seeking termination of this Agreement; or

(ii)

if the Closing shall not have occurred on or prior to the Outside Date, unless otherwise agreed by the Parties; provided, however, that the terminating Party is not (at such time of termination) in breach of any representation, warranty, covenant or other agreement in this Agreement so as to cause any condition to the Closing not to be satisfied;

(c)

by written notice from the Buyer to the Seller in the event of any breach, or failure to perform, by the Seller of any of its agreements, covenants, representations or warranties contained herein, or if any representation or warranty of the Seller in this Agreement shall have become untrue (determined as if the Seller made its representations and warranties at all times on and after the Execution Date and prior to the date this Agreement is terminated), which breach, failure to perform or occurrence (i) would result in the Seller being unable to satisfy a condition set forth in Clause 2.1, and (ii) cannot be cured, or, if curable, is not cured prior to the earlier of (1) the Outside Date and (2) ten (10) Business Days after written notice of such breach, failure or occurrence is given to the Seller by the Buyer; provided, however, that the Buyer shall not have a right of termination pursuant to this Clause 3.1(c) if it is then in breach of any of its agreements, covenants, representations or warranties contained herein so as to cause any condition to the Closing not to be satisfied; or

(d)

by written notice from the Seller to the Buyer in the event of any breach, or failure to perform, by the Buyer of any of its agreements, covenants, representations or warranties contained herein, or if any representation or warranty of the Buyer in this Agreement shall have become untrue (determined as if the Buyer made its representations and warranties at all times on and after the Execution Date and prior to the date this Agreement is terminated), which breach, failure to perform or occurrence (i) would result in the Buyer being unable to satisfy a condition set forth in Clause 2.3, and (ii) cannot be cured, or, if curable, is not cured prior to the earlier of (1) the Outside Date and (2) ten (10) Business Days after written notice of such breach, failure or occurrence is given to the Buyer by the Seller; provided, however, that the Seller shall not have a right of termination pursuant to this Clause 3.1(d) if the Seller is then in breach of any of the Seller’s agreements, covenants, representations or warranties contained herein so as to cause any condition to the Closing not to be satisfied.

3.2	If this Agreement terminates in accordance with Clause 3.1, it will immediately cease to have any further force and effect except for:

(a)

any provision of this Agreement that expressly or by implication is intended to come into or continue in force on or after termination (including Clause 1 (Interpretation), and Clause 16 (Entire Agreement) to Clause 21 (Governing Law and Jurisdiction) (inclusive)), each of which shall remain in full force and effect; and

(b)	any rights, remedies, obligations or Liabilities of the Parties that have accrued before termination.

4.	AGREEMENT TO SELL AND PURCHASE

4.1

On the terms and subject to the conditions of this Agreement, on the Closing Date, the Seller shall unconditionally sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to the Buyer, and the Buyer shall purchase, acquire and accept from the Seller, free and clear of all Encumbrances (other than Permitted Encumbrances), all the Seller’s direct or indirect right, title and interest in, to or under all of the properties, rights, claims, Contracts, interests and assets of the Seller, other than the Excluded Assets (collectively, the “Acquired Assets”). Without limiting the foregoing, the Acquired Assets shall include the Subsidiary Securities and any and all proceeds of the Greensill Claims.

5.	ASSUMED LIABILITIES

5.1

On the terms and subject to the conditions of this Agreement, on the Closing Date, the Buyer shall, effective at the time of the Closing, assume and agree to discharge and perform when due all Liabilities of the Seller relating to the Acquired Assets (collectively, the “Assumed Liabilities”).

6.	EXCLUDED ASSETS AND LIABILITIES

6.1

Notwithstanding anything to the contrary in this Agreement, in no event shall the Seller be deemed to sell, transfer, assign, convey or deliver any of the Excluded Assets to the Buyer, and the Seller shall retain all right, title and interest to, in and under, and all Liabilities with respect to, the Excluded Assets. For all purposes of and under this Agreement, the term “Excluded Assets” shall mean only the following items, assets and properties of the Seller:

(a)	the Greensill Investment;

(b)	the Greensill Claims;

(c)	the Ortho Subscription Agreement;

(d)	the Seller’s equity interests in Alba Bioscience Limited and Quotient Biocampus Limited;

(e)	the Terms of Engagement, dated 29 March 2016, by and between the Seller, QBD (QS IP) Limited and JTC (Jersey) Limited, as amended; and

(f)	each of the Seller’s bank accounts listed on Schedule 6.1.

6.2

Notwithstanding any provision in this Agreement to the contrary, the Buyer shall not assume and shall not be obligated to assume or be obliged to pay, perform or otherwise discharge any Liability of, or Liability against, the Seller or any Affiliate of the Seller or the Acquired Assets, other than the Assumed Liabilities (such Liabilities other than Assumed Liabilities, collectively, the “Excluded Liabilities”).

7.	PURCHASE PRICE

7.1	The aggregate consideration (the “Purchase Price”) for the purchase, sale, assignment and conveyance of the Seller’s right, title and interest in, to and under the Acquired Assets shall consist of:

(a)	New Senior Secured Notes issued and delivered to Issuer Co under the New SSN Indenture in the aggregate principal amount equal to $49,523,334;

(b)

Finance Co Equity representing 49% of the total issued and outstanding shares in the capital of the Buyer as of the Closing Date, reflecting 512,589 ordinary shares in the capital of the Buyer to be issued by the Buyer to the Seller on the Closing Date as set forth in the MTA; and

(c)	the assumption by the Buyer of the Assumed Liabilities through the Assumption Agreement.

8.	CLOSING

8.1

On the terms and subject to the conditions hereof, the completion of the sale of the Acquired Assets and the assumption of the Assumed Liabilities contemplated hereby (the “Closing”) shall take place at the offices of Paul Hastings (200 Park Avenue, New York, New York 10166, USA), remotely by conference call and electronic exchange and delivery of signatures and documents (i.e., email of PDF documents), or such other place as will be mutually agreed by the Parties, contemporaneously with the occurrence of the effective date of the Chapter 11 Case, and in no event later than two Business Days following the date on which all the conditions set forth in Clauses 2.1 and 2.3 have been satisfied or (if permissible) waived by the Party entitled to waive such condition (other than the conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or (if permissible) waiver of such conditions), or on such other date and time as the Seller and the Buyer may mutually agree in writing; provided, that the Parties intend to, and will use their respective reasonable efforts to, cause the Closing to occur on or prior to the Outside Date. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. Upon consummation of the Closing, the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities hereunder, and the Closing, shall be deemed to have occurred as of 12:01 a.m. (New York time) on the Closing Date.

8.2	Buyer’s Deliveries.

Subject to satisfaction or (if permissible) waiver of the conditions set forth in Clause 2.1, at the Closing, the Buyer shall deliver (or cause one or more of its Affiliates to deliver) to the Seller:

(a)	the Assumption Agreement and each other Transaction Document to which the Buyer is a party, duly executed by the Buyer;

(b)	the certificates of the Buyer to be received by the Seller pursuant to Clauses 2.3(a) and 2.3(b); and

(c)	such other documents as the Seller may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated hereby.

8.3	Seller’s Deliveries.

Subject to satisfaction or (if permissible) waiver of the conditions set forth in Clause 2.3, at the Closing, the Seller shall deliver (or cause one or more of its Affiliates to deliver) to the Buyer:

(a)	the Bill of Sale, the Assumption Agreement and each other Transaction Document to which the Seller is a party, duly executed by the Seller;

(b)	the certificates of the Seller to be received by the Buyer pursuant to Clauses 2.1(b) and 2.1(c);

(c)

a certificate (in form and substance reasonably satisfactory to Buyer) duly executed on or as of no more than thirty (30) days prior to the Closing Date, pursuant to U.S. Treasury Regulations Section 1.1445-2(c)(3), stating that Quotient Biodiagnostics, Inc. is not and has not been a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c) of the Code; and

(d)	such other documents as the Buyer may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated hereby.

9.	WARRANTIES

9.1	The Seller warrants to the Buyer as follows, as of the date hereof and as of the Closing Date:

(a)	Organization and Good Standing.

The Seller is a public limited liability no par value company duly organized, validly existing and in good standing under the laws of Jersey, Channel Islands. The Seller has all corporate power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted. The Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of its business or the nature of its properties makes such qualification or licensing necessary.

(b) Authority; Validity; Consents.

The Seller has the requisite corporate power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which the Seller is (or will be) a party and to consummate the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement and such other Transaction Documents by the Seller and the consummation by the Seller of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and each other Transaction Document required to be executed and delivered by the Seller at the Closing will be duly and validly executed and delivered by the Seller at the Closing. This Agreement and the other Transaction Documents to which the Seller is (or will be) a party constitute the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity (other than with respect to the Chapter 11 Case).

(c)	No Conflict.

The execution and delivery by the Seller of this Agreement and any other Transaction Document to which it is (or will be) a party, and the consummation of the transactions contemplated hereby or thereby, do not (a) conflict with or result in a violation of (i) any provision of the organizational documents of the Seller, or (ii) any material Legal Requirement binding upon the Seller or by which any Acquired Assets are subject or bound, (b) violate, conflict with, or result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, modification, cancellation or acceleration under (i) any license, permit, authorization, consent, Order or approval of, or registration, declaration or filings with, any Governmental Authority or (ii) any Contract, or (c) result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon the properties or assets of the Seller being sold or transferred hereunder as would not, individually or in the aggregate, adversely affect the Acquired Assets in any material respect.

(d)	Title to Acquired Assets.

The Seller has good, valid and marketable title to, or, in the case of property leased or licensed by the Seller, a valid leasehold or licensed interest in, all of the Acquired Assets, free and clear of all Encumbrances, except for Permitted Encumbrances. The Acquired Assets consisting of personal property are in good operating condition and repair (reasonable wear and tear excepted) and are suitable for the purposes for which they are presently used. No Acquired Asset is subject to any agreement, written or oral, for its sale or use by any person other than the Seller.

(e)	Legal Proceedings.

There is no material Proceeding or Order pending, outstanding or, to the Seller’s Knowledge, threatened against or related to the Acquired Assets, whether at law or in equity, whether civil or criminal in nature or by or before any arbitrator or Governmental Authority, nor, to the Seller’s Knowledge, are there any investigations relating to the Acquired Assets or, to the Seller’s Knowledge, threatened by or before any arbitrator or any Governmental Authority, which, if determined adversely to the Seller, would be material to the Acquired Assets, taken as a whole, or which would reasonably be expected to impair the Seller’s ability to consummate any of the transactions contemplated hereby or by any of the other Transaction Documents.

(f)

Third Party Consents; Permitted Encumbrances. To the Seller’s Knowledge, on the Closing Date, none of the Acquired Assets require a Transfer Consent. To the Seller’s Knowledge, as of the Closing Date, there are no material Encumbrances created pursuant to any Contracts of the Seller.

(g)	Brokers or Finders.

The Seller has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby for which the Buyer is or will become liable.

9.2	The Buyer represents and warrants to the Seller as follows, as of the date hereof and as of the Closing Date:

(a)	Organization and Good Standing.

The Buyer is an exempted company incorporated in the Cayman Islands with limited liability. The Buyer has the requisite power and authority to own or lease and to operate and use its properties and to carry on its business as now conducted.

(b)	Authority; Validity; Consents.

The Buyer has the requisite corporate power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which the Buyer is (or will be) a party and to consummate the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement and such other Transaction Documents by the Buyer and the consummation by the Buyer of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate action on the part of the Buyer. This Agreement has been duly and validly executed and delivered by the Buyer and each other Transaction Document required to be executed and delivered by the Seller at the Closing will be duly and validly executed and delivered by the Buyer at the Closing. This Agreement and the other Transaction Documents to which the Seller is (or will be) a party constitute the legal, valid and binding obligations of the Seller, enforceable against the Buyer in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of equity.

(c)	No Conflict.

The execution and delivery by the Buyer of this Agreement and the other Transaction Documents to which it is (or will be) a party, and the consummation of the transactions contemplated hereby or thereby, do not: (a) conflict with or result in a violation of (i) any provision of the organizational documents of the Buyer, or (ii) any Order, decree, statute, law, ordinance, rule or regulation in any material respect binding upon the Buyer; or (b) violate, conflict with, or result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, modification, cancellation or acceleration under, (A) any note, bond, mortgage, indenture, deed of trust, Contract, commitment, arrangement, license, agreement, lease or other instrument or obligation to which the Buyer is a party or by which the Buyer may be bound or to which any of the Buyer’s assets may be subject or affected in any material respect and that, in each case, is material to the business of the Buyer, or (B) any material license, permit, authorization, consent, Order or approval of, or registration, declaration or filings with, any Governmental Authority that is applicable to the Buyer.

(d)	Legal Proceedings.

There is no Proceeding or Order pending against, or to the Buyer’s knowledge, threatened against the Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby and the other Transaction Documents or which would or would reasonably be expected to impair the Buyer’s ability to consummate the transactions contemplated hereby and the other Transaction Documents.

(e)	Brokers or Finders.

Neither the Buyer nor any person acting on behalf of the Buyer has paid or become obligated to pay any fee or commission to any broker, finder, investment banker, agent or intermediary for or on account of the transactions contemplated hereby for which the Seller (or any Affiliate of the Seller) is or will become liable.

(f)	Inspections; No Other Representations.

The Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Acquired Assets as contemplated hereunder. The Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. The Buyer acknowledges that the Seller has given the Buyer complete and open access to the key employees, documents and facilities of the Seller with respect to the Acquired Assets. The Buyer agrees, warrants and represents that (a) it is purchasing the Acquired Assets on an “AS IS” and “WITH ALL FAULTS” basis based solely on the Buyer’s own investigation of the Acquired Assets and (b) except as set forth in this Agreement, the MTA, the TSA, or the Omnibus Transaction Agreement, neither the Seller nor any director, officer, manager, employee, agent, consultant, or representative of the Seller has made any warranties, representations or guarantees, express, implied or statutory, written or oral, respecting the Acquired Assets, any part of the Acquired Assets, the financial performance of the Acquired Assets, or the physical condition of the Acquired Assets. The Buyer further acknowledges that the consideration for the Acquired Assets specified in this Agreement has been agreed upon by the Seller and the Buyer after good-faith arms’ length negotiation in light of the Buyer’s agreement to purchase the Acquired Assets “AS IS” and “WITH ALL FAULTS.” The Buyer agrees, warrants and represents that, except as set forth in this Agreement, the MTA, the TSA, or the Omnibus Transaction Agreement, the Buyer has relied, and shall rely, solely upon its own investigation of all such matters, and that the Buyer assumes all risks with respect thereto. Except as set forth in this Agreement (other than Sections 10.2, 10.3, 12.3, 12.5, and 14), the Seller hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Buyer or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Buyer by any director, officer, manager, employee, agent, consultant, or representative of the Seller). The Seller makes no representations or warranties to the Buyer regarding the probable success, profitability or value of any of the Acquired Assets.

10.	PASSING OF TITLE AND THIRD PARTY CONSENTS

10.1

To the fullest extent under all applicable Legal Requirements, the Seller shall transfer and assign to the Buyer all Contracts of the Seller that are not Excluded Assets, and the Buyer shall assume all such Contracts from the Seller, as of the Closing Date pursuant to the Confirmation Order. In connection with such assignment and assumption, the Buyer shall cure all monetary defaults under such Contracts to the extent required by section 365(b) of the Bankruptcy Code. Except as to Contracts assigned pursuant to section 365 of the Bankruptcy Code, anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Acquired Asset or any right thereunder if an attempted assignment, without the consent of a third party or Governmental Authority (each, a “Transfer Consent”), would constitute a breach or in any way adversely affect the rights of Buyer or the Seller thereunder.

10.2

If a Transfer Consent is required to transfer an Acquired Asset to the Buyer and such Transfer Consent has not been obtained prior to the Execution Date, the Seller shall use all reasonable endeavours after the Execution Date to obtain such consent as soon as possible following the Execution Date and to effect any transfer or assignment or novation of that Acquired Asset at the request of the Buyer after receipt of the Transfer Consent, and the Buyer shall cooperate with the Seller so far as is reasonable for such purposes.

10.3

In so far as any Acquired Assets are not delivered or formally transferred, novated or assigned to the Buyer at Closing and until such time as they are formally transferred, novated or assigned to the Buyer:

(a)	the Seller shall be deemed to hold all such Acquired Assets, and any monies, goods or other benefits received thereunder, on trust for the Buyer; and

(b)	to the extent permissible under law or the terms of any relevant agreement;

(i)

the Seller shall use all reasonable endeavours, with the cooperation of the Buyer, to procure, at the Buyer’s cost, that the Buyer shall be entitled to the benefit, use and enjoyment of those Acquired Assets, to receive the income therefrom, and to have the right of enforcement of the Claims, if any, relating to those Acquired Assets; and

(ii)	the Buyer shall perform all the obligations of the Seller in respect of such Acquired Assets which are Contracts (save to the extent that any such obligations are Excluded Liabilities).

11.	TAXES

11.1	Reorganization and Intended Tax Treatment.

The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations. The Intended Tax Treatment set forth in Section 5 of the MTA shall apply to the transactions described herein and is incorporated by reference.

11.2

The Seller and the Buyer shall prepare their respective Tax Returns and cooperate to finalize and timely file any Tax Returns required to be filed. The Buyer, on the one hand, and the Seller, on the other hand, will (i) provide each other with any assistance that may reasonably be requested by the other in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other with any records or other information that may be relevant to that Tax Return, audit, examination or proceeding, and (iii) provide each other with any final determination of any such audit, examination or proceeding that affects any amount required to be shown on any Tax Return of the other for any period.

11.3

Any transfer, property transfer, documentary, sales, use, stamp, registration, value added, and other such taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated hereby (“Transfer Taxes”) shall be borne by the Seller. The Seller and the Buyer shall cooperate to (i) mitigate and/or eliminate the amount of Transfer Taxes resulting from the transactions contemplated herein and (ii) timely prepare and file any Tax Returns relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. The Buyer shall be responsible for preparing and filing all necessary Tax Returns or other documents with respect to Transfer Taxes.

12.	OTHER AGREEMENTS

12.1	Operations Prior to the Closing Date.

The Seller covenants and agrees that, except (i) as expressly contemplated hereby, (ii) with the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), or (iii) as otherwise required under the Bankruptcy Code or by Legal Requirements, after the Execution Date and prior to the Closing Date, the Seller shall carry on the business in the Ordinary Course of Business of the Seller and use commercially reasonable efforts to maintain, preserve and protect the Acquired Assets in the condition in which they exist on the Execution Date.

12.2	Bankruptcy Court Approval.

The Seller shall seek entry of an order (the “Confirmation Order”) which, among other things, (a) approves this Agreement, (b) authorizes the sale of the Acquired Assets to the Buyer pursuant to the Bankruptcy Code, (c) authorizes the assumption and assignment to Buyer of the Seller’s Contracts that are not Excluded Assets pursuant the Bankruptcy Code and (d) authorizes the other transactions contemplated by this Agreement, which Confirmation Order shall be in customary form reasonably acceptable to the Buyer and the Seller.

12.3	Regulatory Matters; Cooperation.

(a)

The Seller, on the one hand, and the Buyer, on the other hand, shall use reasonable best efforts to obtain (and the Seller shall cause its Subsidiaries to use commercially reasonable efforts to obtain), at the earliest practicable date, all necessary Governmental Authorizations and all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) and, except as specified in Section 12.2, take all reasonable steps as may be necessary to avoid any Proceeding by any Governmental Authority relating to the transactions contemplated by this Agreement and the other Transaction Documents.

(b)

The Seller, on the one hand, and the Buyer, on the other hand, shall use reasonable best efforts to take (and the Seller shall cause its Subsidiaries to use commercially reasonable efforts to take), or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby.

12.4	Notification of Certain Events.

Each Party shall promptly notify the other Party of any event, condition or circumstance of which such Party becomes aware prior to the Closing Date that would cause, or would reasonably be expected to cause, a material violation or breach of this Agreement by such Party (or a breach of any representation or warranty of such Party contained in this Agreement) that would reasonably be expected to prevent any condition in Clause 2.1 (in the case of notice by the Seller) or Clause 2.3 (in the case of notice by the Buyer) from being satisfied by the Outside Date. During the period prior to the Closing Date, each Party will promptly advise the other Party in writing of any written notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement or any of the other Transaction Documents. A Party’s receipt of information pursuant to this Clause 12.5 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the other Party in this Agreement and shall not be deemed to affect any conditions to Closing set forth in Clauses 2.1 and 2.3.

12.5	Greensill Claims.

From and after the Closing Date, the Buyer shall have the right to instruct the Seller with respect to the conduct of the Greensill Claims, provided that such instructions do not restrict any rights of the Seller regarding the Greensill Claims (“Instructions”). The Seller agrees to use commercially reasonable efforts to promptly carry out such Instructions from the Buyer to the Seller relating to such Greensill Claims.

13.	SURVIVAL

The representations and warranties of the Seller and covenants and agreements of the Seller that by their terms are to be performed before Closing, contained in this Agreement or in any certificate or other writing delivered in connection herewith shall not survive the Closing. The covenants and agreements contained herein that by their terms are to be performed after Closing shall survive the Closing indefinitely, except the covenants, agreements, representations and warranties contained in Clause 11 shall survive until expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof).

14.	FURTHER ASSURANCE

In case at any time from and after the Closing Date any further action is necessary or reasonably required to carry out the purposes of this Agreement, subject to the terms and conditions of this Agreement, each Party shall take such further action (including the execution and delivery to any other Party of such other reasonable instruments of sale, transfer, conveyance, assignment, assumption and confirmation and providing materials and information) as another Party may reasonably request and as may be necessary to transfer, convey, and assign to the Buyer all of the Acquired Assets, to confirm the Buyer’s assumption of the Assumed Liabilities and to confirm the Seller’s retention of the Excluded Assets and Excluded Liabilities. Without limiting the generality of this Clause 12, to the extent that either the Buyer or the Seller discovers any additional assets or properties which the Parties mutually agree should have been transferred or assigned to the Buyer as Acquired Assets but were not so transferred or assigned, the Buyer and the Seller shall cooperate and execute and deliver any instruments of transfer or assignment necessary to transfer and assign such asset or property to the Buyer.

15.	ASSIGNMENT

This Agreement is personal to the Parties and neither Party shall assign, transfer, mortgage, charge, subcontract, delegate, declare a trust over or deal in any other manner with any of its rights and obligations under this Agreement without the prior written consent of the other Party.

16.	ENTIRE AGREEMENT

This Agreement, the MTA, the TSA, and the Omnibus Transaction Agreement constitute the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

17.	VARIATION AND WAIVER

17.1 No variation of this Agreement shall be effective unless it is in writing and signed by the Parties (or their authorised representatives).

17.2	A waiver of any right or remedy under this Agreement or by law is only effective if given in writing and shall not be deemed a waiver of any subsequent right or remedy.

17.3

A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

17.4	Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

18.	NOTICES

18.1

All notices, demands or other communications given hereunder shall be in writing and shall be deemed given on the date of personal delivery or confirmed delivery by a nationally recognized overnight courier service, or on the third day after mailing by U.S. certified mail, postage prepaid, with receipt requested, and addressed as follows (or to any other address as any Party may request by written notice):

(a)	If to the Seller, to:

Quotient Limited

PO Box 1075—JTC House

28 Esplanade, St Helier

Jersey JE4 2QP

Channel Islands

Attention: Manuel O. Méndez

with a copy (which will not constitute notice) to:

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

Attention:    Allison Miller, Esq. (allisonmiller@paulhastings.com)

  Christopher Guhin, Esq. (chrisguhin@paulhastings.com)

(b)	If to the Buyer or to Newco, following the Closing Date, to:

Quotient Holdings Newco, LP

PO Box 1075—JTC House

28 Esplanade, St Helier

Jersey JE4 2QP

Channel Islands

Attention: Manuel O. Méndez

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention:    Ryan Preston Dahl, Esq. (ryan.dahl@ropesgray.com)

  Sam Badawi, Esq. (sam.badawi@ropesgray.com)

  Jonathan Gill, Esq. (jonathan.gill@ropesgray.com)

18.2	This Clause 18 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

19.	SEVERANCE

19.1

If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

19.2

If any provision or part-provision of this Agreement is deemed deleted under Clause 19.1, the Parties shall negotiate in good faith to agree a replacement provision that, to the greatest extent possible, achieves the intended commercial result of the original provision.

20.	COUNTERPARTS

20.1

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same agreement.

20.2	No counterpart shall be effective until each Party has executed at least one counterpart.

21.	GOVERNING LAW AND JURISDICTION

21.1

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of the State of New York.

21.2

The Parties hereto agree that, during the period from the date hereof until the date on which the Chapter 11 Case is closed or dismissed (the “Bankruptcy Period”), any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Bankruptcy Court.

21.3

The Parties further agree that, following the Bankruptcy Period, any suit, action or proceeding with respect to this Agreement or the transactions contemplated hereby shall be brought against any of the Parties exclusively in either the United States District Court for the Southern District of New York or any state court of the State of New York located in such district, and each of the Parties hereby irrevocably consents to the jurisdiction of such court and the Bankruptcy Court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in the such courts or that any such suit, action or proceeding which is brought in such courts has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of the Bankruptcy Court, the United States District Court for the Southern District of New York or any state court of the State of New York.

21.4	Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Clause 18 shall be deemed effective service of process on such Party.

21.5	EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SELLER:

QUOTIENT LIMITED

By:	/s/ Manuel O. Méndez
Name: Manuel O. Méndez
Title: Director

BUYER: QUOTIENT HOLDINGS FINANCE COMPANY LIMITED

By:	/s/ Richard Miller
Name: Richard Miller
Title: Director

NEWCO: QUOTIENT HOLDINGS NEWCO, LP

By:	/s/ Richard Miller
Name: Richard Miller
Title: Director

[Signature Page to Business and Asset Transfer Agreement]

EXHIBIT A

Subsidiary Securities

1.	Quotient Biodiagnostics, Inc.

2.	QBD (QS IP) Limited

3.	Quotient Suisse SA

4.	Quotient Netherlands B.V.

5.	Quotient Middle-East And Africa FZ LLC

6.	Quotient Ibera, S.L.U.

EXHIBIT B

[***]

Schedule 6.1

[***]